June 29, 2006





Securities and Exchange Commission
Washington,  DC  20549


Ladies and Gentlemen:

We were previously
independent registered public accountants for the First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, and First Eagle Fund of America ("the Funds") and, under the date of December 22, 2005, we reported on the financial statements and financial highlights of the Funds as of October 31, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period than ended. On January 30, 2006, our appointment as independent registered public accountants was terminated. We have read the Funds statements included under Item 77K of Form N-SAR dated June 29, 2006, and we agree with such statements.

Very truly yours,

KPMG LLP
New York, NY